[redacted]

06006643

SECURITIES ... ION

W...

AB 3/27/06

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RECEIVED FEB 27 2006 OFFICE OF THE SECRETARY

RECD S.E.C. FEB 27 2006 503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
(No. and Street)

Waverly	IA	50677
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila M. Kittleson 319-483-3060
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 01 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CUNA BROKERAGE SERVICES, INC.

TABLE OF CONTENTS

			Page
This report contains (check all applicable boxes):			
(x)		Independent Auditors' Report	1-2
(x)	(a)	Facing Page	
(x)	(b)	Statement of Financial Condition	3
(x)	(c)	Statement of Income	4
(x)	(d)	Statement of Changes in Stockholder's Equity	5
(x)	(e)	Statement of Cash Flows	6
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)	
(x)		Notes to Financial Statements	7-10
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	11
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	12
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable)	
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (included in (g) above)	
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)	
(x)	(l)	An Oath or Affirmation	
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)	

OATH OR AFFIRMATION

I, Sheila M. Kittleson, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CUNA Brokerage Services, Inc. (the "Company") for the year ended December 31, 2005 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Sheila Kittleson
Signature

February 23, 2006
Date

Financial Operations Principal
Title

Subscribed and sworn to before me this 23 day of February, 2006.

Sherry A Dickelman
Notary Public

NOTARIAL SEAL IOWA
SHERRY A. DICKELMAN
COMMISSION NO. 720534
MY COMMISSION EXPIRES
JANUARY 23, 2009

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Brokerage Services, Inc.:

We have audited the following financial statements of CUNA Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is wholly-owned by CUNA Mutual Insurance Society, for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of CUNA Brokerage Services, Inc. as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	11
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	12

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 20, 2006

CUNA BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 4,677,809
Marketable security--at fair value	1,440,658
Receivable for commissions	1,786,367
Receivable from clearing organizations	559,882
Deposits with clearing organizations	120,000
TOTAL	$ 8,584,716

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable to non-affiliates	$ 1,919,185
Commissions payable to affiliates	877,102
Accounts payable to affiliates--net	455,552
Income taxes payable to affiliate--federal	422
Income taxes payable to affiliate--state	148,027
Other liabilities	26,249
Total liabilities	3,426,537
STOCKHOLDER'S EQUITY:	
Common stock--no par value with a $300 stated value; 2,000 shares authorized; 765 issued and outstanding	229,500
Retained earnings	4,928,679
Total stockholder's equity	5,158,179
TOTAL	$ 8,584,716

See notes to financial statements.

CUNA BROKERAGE SERVICES, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commissions and fees	$ 78,629,668
Trading reimbursements	755,534
Interest	300,931
Unrealized gain on investments	24,145
Other	1,524,666
Total revenue	81,234,944
OPERATING EXPENSES:	
Commissions paid to affiliates	47,973,945
Commissions paid to non-affiliates	20,052,167
Clearing	1,434,812
Contracted services from affiliates	6,706,059
Other	69,492
Total operating expenses	76,236,475
INCOME BEFORE PROVISION FOR INCOME TAXES	4,998,469
PROVISON FOR INCOME TAXES	1,916,848
NET INCOME	$ 3,081,621

See notes to financial statements.

CUNA BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Capital Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE--January 1, 2005	765	$ 229,500	$ 4,247,058	$ 4,476,558
Net income			3,081,621	3,081,621
Dividend to parent			(2,400,000)	(2,400,000)
BALANCE--December 31, 2005	765	$ 229,500	$ 4,928,679	$ 5,158,179

See notes to financial statements.

CUNA BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,081,621
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Unrealized gain on investments	(24,145)
Change in assets and liabilities:	
Receivable for commissions	(1,006,305)
Receivable from clearing organizations	(40,761)
Commissions payable to non-affiliates	1,151,545
Commissions payable to affiliates	14,059
Accounts payable to affiliates	227,209
Income taxes payable--federal	(2,214)
Income taxes payable--state	(11,322)
Other liabilities	(324,951)
Net cash provided by operating activities	3,064,736
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of marketable securities	(25,975)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend paid to parent	(2,400,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	638,761
CASH AND CASH EQUIVALENTS--Beginning of year	4,039,048
CASH AND CASH EQUIVALENTS--End of year	$ 4,677,809
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid to affiliate for income taxes	$ 1,930,384

CUNA BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly-owned by CUNA Mutual Insurance Society ("CMIS"). CMIS is a life insurer domiciled in Wisconsin. Effective July 1, 1990, CMIS entered into a permanent affiliation with CUNA Mutual Life Insurance Company ("CMLIC"), an Iowa life insurer. The Company is registered with the Securities and Exchange Commission ("SEC") as a registered broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and subject to regulations under the Securities Exchange Act of 1934. The Company is utilized as a marketing vehicle for mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and discount brokerage services. Brokerage services are provided primarily to credit union members. Certain investment advisory services are provided to the Company's customers by MEMBERS Capital Advisors, Inc. ("MCA"), an affiliated registered investment advisor that is jointly owned by CMIC and CMLIC. The Company has entered into an agreement with an unrelated broker-dealer to process and clear all of the Company's securities transactions. The Company regularly monitors the creditworthiness of this clearing broker to mitigate the Company's exposure to credit risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Marketable Security—The Company's investment in marketable security is reported at fair value, with changes in unrealized gains and losses included in earnings.

Receivable for Commissions and from Clearing Organizations and Commissions Payable—Receivable for commissions and receivables from clearing organizations primarily represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with such sales.

Fair Value of Financial Instruments—The carrying amount of receivable for commissions and from clearing organizations, commissions payable, accounts payable, accrued liabilities, and income taxes approximates fair value due to the short maturity of those instruments.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in commissions and fees revenues and commissions expenses in the financial statements.

Income Taxes—Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. The expected tax effects are computed at the current federal tax rate. At December 31, 2005, the Company had no significant temporary differences.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MARKETABLE SECURITY

Marketable security consists of an investment in the MEMBERS Balanced Fund, a registered investment company managed by MCA.

4. INCOME TAXES

The Company is included in the consolidated life-nonlife federal income tax return with CMIS and its domestic subsidiaries. The Company has entered into a tax sharing agreement with CMIS and its subsidiaries under Reg. Section 1.1552-1(a)(1) and 1.1502-33(d)(3). The agreement provides that the allocation of tax expense between the Company and its subsidiaries is to be based on a ratio of each Company's federal income tax, as if it were filing a separate return, to the total federal income tax as calculated on the consolidated federal income tax return. Income tax credits are allocated to companies within the consolidated tax group based on the tax benefit which the consolidated tax group receives from each company.

Income tax expense attributable to income from operations is as follows:

Federal tax expense	$ 1,650,833
State tax expense	266,015
Total income tax expense	$ 1,916,848

Income tax expense differs from the amount computed by applying the U.S. federal corporate income tax rate of 35% to income before income tax expense primarily due to the deductibility of state income taxes for federal purposes.

At December 31, 2005, the Company had no significant temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2005, the Company had net capital under Rule 15c3-1 of $4,336,010, which was $4,107,574 in excess of its required net capital of $228,436, and the Company's net capital ratio was 0.79 to 1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

6. RELATED-PARTY TRANSACTIONS

CMLIC and CMIS provide office space and equipment as well as administrative, accounting, legal, marketing and other services to CBSI. The chargeback to CBSI is limited to 9% of revenues as defined in an agreement. Total expenses incurred by CBSI for these agreed services were $6,498,115 for the year ended December 31, 2005. Accounts payable at December 31, 2005 includes $455,552 due to CMIS for expenses paid by CMIS on behalf of CBSI.

The Company pays commission expense directly to certain representatives and to CMLIC for commissions paid on behalf of the Company. Commission expenses incurred by the Company for reimbursement to CMLIC totaled $47,973,945 during 2005. Commissions payable to affiliates at December 31, 2005 includes $647,660 due to CMLIC.

MCA reimburses CBSI for commissions CBSI paid to representatives on sales of MEMBERS Mutual Fund (MMF) B Shares to customers of CBSI. CBSI also pays MCA for certain fees incurred on sales of MMF and other products. The net balance of these fees at December 31, 2005 is $229,442 which is due to MCA and is included in commissions payable to affiliates. Intercompany balances from the above transactions are generally settled monthly.

7. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. At December 31, 2005, the Company has recognized a liability of $24,259 to represent the deficit balances for customers introduced by the Company to its clearing agents at that date. This balance is included in other liabilities. The Company's potential future liability under these arrangements is not quantifiable. Because the potential for the Company to be required to make payments under this agreement is remote no additional contingent liability is carried on the balance sheet for these transactions.

* * * * * *

CUNA BROKERAGE SERVICES, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

STOCKHOLDER'S EQUITY	$ 5,158,179
DEDUCT NONALLOWABLE ASSETS:	
Receivable from clearing organizations	501,673
Deposit with clearing organizations - excess deposit	15,000
Receivables for commissions - related party receivable in excess of payables	3,021
Total nonallowable assets	519,694
HAIRCUT ON SECURITIES	302,475
NET CAPITAL	4,336,010
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Commissions payable to non-affiliates	1,919,185
Commissions payable to affiliates	877,102
Accounts payable to affiliate	455,552
Income taxes payable, federal	422
Income taxes payable, state	148,027
Other liabilities	26,249
Total aggregate indebtedness	3,426,537
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)	228,436
Net capital in excess of requirement	$ 4,107,574
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.79 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA FORM X-17A-5 AS OF DECEMBER 31, 2005):
There is no difference between the net capital reported above and that reported in the Company's Part IIA (Unaudited) FOCUS Report filed on January 23, 2006.

CUNA BROKERAGE SERVICES, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2005

The Company claims exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 20, 2006

CUNA Brokerage Services, Inc.
2000 Heritage Way
Waverly, Iowa 50677

In planning and performing our audit of the financial statements of CUNA Brokerage Services, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 20, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP